UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number: 001-16625 CUSIP Number: G16962 10 5
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Bunge Limited Full Name of Registrant
N/A Former Name if Applicable
50 Main Street Address of Principal Executive Office (Street and Number)
White Plains, New York 10606 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bunge Limited ("Bunge") could not file its Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") by February 29, 2008 because it was unable to complete the preparation of its consolidated financial statements by February 29, 2008 without unreasonable effort or expense. In connection with the year end closing process Bunge became aware that there were certain errors that resulted in an overstatement of net sales and costs of goods sold in its previously issued unaudited quarterly condensed consolidated financial statements for the first, second and third quarters of 2007 and the preliminary financial information for the year ended December 31, 2007 included in its press release dated February 7, 2008. As a result of the discovery of these errors, Bunge required additional time to review and analyze all transactions similar to those that caused the errors and to review its related procedures and controls to ensure the reliability of Bunge's consolidated financial statements for the year ended December 31, 2007.

Bunge will file its Form 10-K on March 3, 2008 with the Securities and Exchange Commission, concurrently with the filing of this Notification of Late Filing under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark Haden (Name)	914 (Area Code)	684-3398 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

BUNGE LIMITED (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	Date: March 3, 2008	By	/s/ JACQUALYN A. FOUSE Name: Jacqualyn A. Fouse Title: Chief Financial Officer